

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2011

Via E-mail
Mr. Gary Novinskie
President
Daleco Resources Corporation
17 Wilmont Mews, 5th Floor
West Chester, PA 19382

> **Re:** **Daleco Resources Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed January 13, 2011**
> **Definitive Proxy Statement on Schedule 14A Filed January 28, 2011**
> **Response Letter Dated May 11, 2011**
> **File No. 000-12214**

Dear Mr. Novinskie:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2010

General

1. Throughout your response letter, you indicate that you will make revisions in future filings. The staff reiterates its request that you amend the filings to provide the disclosure now.

2. We note your response to comment 3 in our letter dated April 5, 2011 that a Form 8-K and any underlying agreements did not need to be filed in respect of the June 2009 Private Placement because "the equity securities sold, in the aggregate, since the last

periodic report constitute less than 5% of the number of shares outstanding of the class of equity securities sold." Please reconcile the content of your response with your disclosure that the June 2009 Private Placement consisted of an issuance of debt securities.

Results of Operations, page 21

3.   We note your response to our prior comments 6, 7, and 9 in which you agreed to make revisions to your disclosures in future filings. To assist us in evaluating your response, please provide us a sample of your proposed disclosure responsive to those comments as follows:

- In your proposed disclosure related to prior comment 6, when you cite a reduction in production resulting from wells being off-line for repair, please disclose the number of wells off-line, the duration of the repair, and the extent you believe that period impacted your production for fiscal year 2010. Please also expand your revenue disclosure to quantify how changes in revenues were impacted by changes in quantities produced or sold versus changes in prices. Please also make similar revisions in your disclosures throughout your management's discussion and analysis;

- With respect to prior comment 7, please provide prospective information regarding anticipated capital needs over the next 12 months. Please specifically address how you expect your cash position to change over the next year, which current or new obligations you intend to satisfy, and the sources of capital you anticipate will satisfy those needs. Refer to FR-72, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations"; and

- With respect to prior comment 9, please address the nature of cash restrictions arising from financial assurance requirements in certain states. Refer to FASB ASC 210-10-S99-1, paragraph 1, as well as the Commission's Financial Reporting Release section 203.02, "Compensating Balances".

Liquidity and Capital Resources, page 22

4.   We note your response to comment 8 in our letter dated April 5, 2011 in which you indicate that you will "expand" your disclosure in future filings. Please provide that disclosure now.

Note 2L – Revenue Recognition, page 37

5.   We note in your response to our prior comment 10 you state well management revenue is determined in accordance with the terms of the joint operating agreement(s). Please expand your disclosure to specifically address how you evaluate each of the four criteria

for revenue recognition. In particular, you should describe when delivery or performance has occurred and how delivery or performance impacts the timing of your revenue recognition. Please provide us with a sample of your proposed expanded disclosure in your response to this comment.

Note 4B – Mineral Properties and Equipment, page 39

6.   We note from your response to our prior comment 11 that you last tested your mineral properties for impairment on September 30, 2010. Please provide to us the following, separately for each mineral property you evaluated for impairment:

- Show us the total future net cash flows for each property compared to the book value of each property at your impairment testing date;

- Tell us the specific assumptions and inputs used for each property (e.g. prices, production rates, costs, growth rates applied to each, etc.);

- Identify the source of, or basis used for, each significant assumption or input;

- Explain why you believe these estimates or assumptions are appropriate for your forecasts; and

- Reconcile the total book value of all the properties you tested to your financial statements and related notes. Please provide us with a detailed explanation of any capitalized costs for which you did not perform an impairment test.

Exhibits 31.1 and 31.2

7.   We note your response to comment 13 in our letter dated April 5, 2011 that you will modify the certifications in future filings, and we reissue the comment. Please file an amendment to your Form 10-K that include the entire periodic report and new, corrected certifications that match exactly the form set forth under Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

General

8.   We note your response to comment 14 in our letter dated April 5, 2011 relating to disclosure required by Item 401(b). See comment one above.

Equity Compensation Plan Information Table, page 15

9.   We note your response to comment 15 in our letter dated April 5, 2011. We are unable to reconcile those discrepancies based on your response. Please provide further analysis (including by computation) as to why your disclosure appears inconsistent with that contained in your Form 10-K.

Certain Relationships and Related Transactions, page 22

10.   We note your response to comment 17 in our letter dated April 5, 2011. See comment one above.

Mine Engineering Comments

Form 10-K for Fiscal Year Ended September 30, 2010

Kaolin, page 9

11.   We note your response to comment 18 indicating that you will revise your kaolin mineralized material calculation by removing all inferred resources and/or possible reserves from your mineralized material tabulation in future filings. Please amend your filing and remove all of your inferred and/or possible reserve disclosures from your filing.

12.   We note your response to comment 19 indicating that you will remove all references to the Minfile Coding Manual from your filing in future filings. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents and do not allow the disclosure of alterative reserve reporting systems. Please remove this alternative reserve classification system disclosure from your amended filing.

13.   We note your response to our comment 20 requesting the inclusion of a map of all your material properties with all your annual filings, as required by Regulation S-K, Item 102. Your response is that you will include a map with your future filings. This is similar to the response you provided in your letter of July 23, 2008 indicating you would provide the maps as depicted in Exhibit 99.1 with your future annual filings, though your filings to date only reference Exhibit 99.1. This exhibit was most recently filed as an attachment to your Form 8-K press release of March 3, 2011. Please amend your filing to include all maps of your material properties.

Oil and Gas Engineering Comments

Form 10-K for Fiscal Year Ended September 30, 2010

Production, page 5

14.   Regarding your response to our prior comment 21 please revise your 10-K to include the required disclosure of the annual production from the Giddings Field as required by paragraph (a) of Item 1204 of Regulation S-K.

Wells and Acreage, page 6

15.   Regarding your response number 22 please revise your 10-K include the minimum remaining terms of your undeveloped leases, if material as required by paragraph (b) of Item 1208 of Regulation S-K.

Proved Reserves, page 6

16.   Regarding your response number 23 please revise your 10-K disclosure to be more specific as to when your proved undeveloped reserves will be developed.

17.   Regarding your response number 24 as your reserves were determined by an independent engineering firm, please revise the 10-K to disclose the qualifications of the individual primarily responsible for overseeing the reserve determination work. Please see paragraph (7) of Item 1202 of Regulation S-K.

18.   Regarding your response number 25 please obtain a cover letter which sums up the reserve report from the third party engineer. Please have the letter from the third party engineer comply with all of paragraph (8) of Item 1202 of Regulation S-K regarding the preparation of his report. Attach the letter as an exhibit to the amended 10-K. This is not the reserve report but a summary of the engineer's findings.

19.   Regarding your response number 26 please expand your disclosure in your amended 10-K regarding your proved undeveloped reserves to comply with paragraphs (b)(c)(d) of Item 1204 of Regulation S-K.

Closing Comments

        You may contact James Giugliano at (202) 551-3319 or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 or George Schuler, Mining

Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Sirimal Mukerjee at (202) 551-3427 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director